August 5, 2025

Brian Sedrish
Chief Executive Officer and Director
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd., Suite 1650
West Palm Beach, FL 33401

       Re: Sunrise Realty Trust, Inc.
           Registration Statement on Form S-3
           Filed August 1, 2025
           File No. 333-289188
Dear Brian Sedrish:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Kate Saltz, Esq.